Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222231

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 3 DATED MARCH 15, 2019

TO THE PROSPECTUS DATED APRIL 16, 2018

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc. dated April 16, 2018 (the “Prospectus”), Supplement No. 1 dated January 25, 2019 and Supplement No. 2 dated February 15, 2019. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of April 1, 2019;
•	to disclose the calculation of our February 28, 2019 net asset value (“NAV”) per share for each class of our common stock; and
•	to update the “Experts” section of the Prospectus.

April 1, 2019 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of April 1, 2019 (and repurchases as of March 31, 2019) is as follows:

Transaction Price (per share)
Class T	$10.33
Class S	10.33
Class D	10.44
Class I	10.45

The transaction price for our Class T, Class D and Class I shares is equal to such class’s NAV per share as of February 28, 2019. A detailed presentation of the NAV per share is set forth below.

As of February 28, 2019, we had not sold any Class S shares. The transaction price for our Class S shares is based on our aggregate NAV per share as of February 28, 2019. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

February 28, 2019 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. As of February 28, 2019, our properties have been appraised in accordance with our valuation guidelines and such appraisals were reviewed by our independent valuation advisor.

VGN-NREIT 0319P

The following tables provide a breakdown of the major components of our NAV as of February 28, 2019 ($ and shares in thousands):

Components of NAV	February 28, 2019
Investment in real property	$324,100
Investment in real estate-related assets	32,868
Investment in International Affiliated Funds	28,582
Cash and cash equivalents	3,902
Restricted cash	410
Other assets	2,042
Debt obligations	(70,000)
Subscriptions received in advance	(410)
Other liabilities	(6,060)
Stockholder servicing fees payable the following month (1)	—

Net Asset Value	$315,434

Number of outstanding shares	29,998

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of February 28, 2019, we have accrued under GAAP approximately $22,300 and $36,000 of stockholder servicing fees payable to the Dealer Manager related to the Class D and Class T shares sold, respectively.

The following table provides a breakdown of our total NAV and NAV per share by share class as of February 28, 2019 ($ and shares in thousands, except per share data):

NAV Per Share	Class N Shares	Class I Shares	Class D Shares	Class T Shares	Total
Net asset value	$312,650	$2,100	$271	$413	$315,434
Number of outstanding shares	29,731	201	26	40	29,998

NAV per share as of February 28, 2019	$10.51	$10.45	$10.44	$10.33

As of February 28, 2019, we had not sold any Class S shares. We will disclose the NAV per share for each outstanding class of common stock in future periods once shares of such class are outstanding.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the February 28, 2019 valuations, based on property types. Once we own more than one office and retail property, we will include the key assumptions for such property types.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.0%	6.2%
Multifamily	7.0	5.4

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

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Input	Hypothetical Change	Industrial Investment Values		Multifamily Investment Values
Discount Rate	0.25% decrease	+1.9%		+2.0%
(weighted average)	0.25% increase	(2.0%	)	(1.8%	)
Exit Capitalization Rate	0.25% decrease	+2.6%		+3.1%
(weighted average)	0.25% increase	(2.5%	)	(2.7%	)

Experts

The following disclosure is added to the “Experts” section of our prospectus.

The amount of the estimated market values of our real properties as of February 28, 2019 presented on page 2 of this Supplement under the section “February 28, 2019 NAV Per Share” has been reviewed by RERC, LLC, an independent valuation firm, and is included in this Supplement given the authority of such firm as experts in property valuations and appraisals. RERC, LLC will not calculate or be responsible for our NAV per share for any class of our shares.

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